Exhibit 99.1

Planet Image International Limited Reports the First Half of Fiscal Year 2024 Unaudited Financial Results

Xinyu, China, September 13, 2024 /PRNewswire/ -- Planet Image International Limited (“Planet Image,” the “Company,” “we,” “our,” or “us”) (Nasdaq: YIBO), an export-oriented manufacturer and seller of compatible toner cartridges based in China, the U.S. and Europe, today announced its unaudited financial results for the six months ended June 30, 2024.

First Half 2024 Financial Highlights

●	Total revenues in the first half of 2024 were US$77.3 million, representing an increase of 4.1% from US$74.2 million in the same period of 2023.

●	Gross profit in the first half of 2024 was US$28.2 million with a gross profit margin of 36.5%, compared to US$31.3 million with a gross profit margin of 42.2% in the same period of 2023.

●	Income from operations in the first half of 2024 was US$5.8 million, representing a decrease of 40.8% from US$9.8 million in the same period of 2023.

●	Net income in the first half of 2024 was US$4.3 million, representing an increase of 7.6% from US$4.0 million in the same period of 2023.

Management Commentary

Shaofang Weng, Chief Executive Officer of the Company, commented, “We are pleased to report a 4.1% growth in total revenues to US$77.3 million for the first half of 2024 and a 7.6% increase in net income compared to the same period last year. This growth was primarily driven by a 15.1% increase in offline sales to dealers, which reflects our success in supporting dealers with online sales operations through enhanced warehousing, logistics, and IT systems. North America remained a key market, contributing 61% of our total revenues, with a 3.8% year-over-year increase, fueled by our ability to attract more local dealers with preferential pricing. Additionally, our market expansion in China and Brazil led to a 76.7% increase in revenue from other markets, now representing 5% of our total revenues. Our flexible strategies have enabled us to maintain a competitive edge amid challenging economic conditions in Europe and the US. Looking ahead, we will continue to explore strategic opportunities to optimize production, expand product offerings, and strengthen our sales channels globally.”

First Half 2024 Financial Results

Revenues

Total revenues increased by 4.1% to US$77.3 million for the first half of 2024 from US$74.2 million for the same period of 2023. The increase in total revenues was mainly due to an increase in revenues from our offline sales to dealers and online sales to retail customers, partially offset by the decrease in our offline sales to original design manufacturing (“ODM”) customers.

Comparison by Sales Channel

The following table sets forth our revenue by sales channel for the periods indicated.

	For the six months ended June 30,		Change
	2023	2024	Amount	%
Offline sales to dealers	$39,689	$45,668	$5,979	15.1%
Offline sales to ODM customers	29,042	25,711	(3,331)	(11.5)%
Online sales to retail customers	5,474	5,885	411	7.5%
	$74,205	$77,264	$3,059	4.1%

Revenue from offline sales to dealers increased by 15.1% from US$39.7 million for the first half of 2023 to US$45.7 million for the same period of 2024, mainly because we continuously expanded our local sales to dealers with online sales operations, utilized our warehousing, logistics and IT system and obtained more orders from dealers. Along with our dealers’ expansion in their online sales business, we achieved significant growth in sales of products to dealers.

Revenue from offline sales to ODM customers decreased by 11.5% from US$29.0 million for the first half of 2023 to US$25.7 million for the same period of 2024, which was primarily attributable to less sale orders from some customers having concerns over longer transportation turnover due to limited ocean freight capacity under unfavorable political environment.

Revenue from online sales increased by 7.5% from US$5.5 million for the first half of 2023 to US$5.9 million for the same period of 2024, which was primarily due to more new household supply products, such as electric appliances and articles for daily use, being sold through online channels. Such products were manufactured by third parties and procured by the Company for resale in the U.S. and European markets.

Comparison by Area

The majority of our revenue for the six months ended June 30, 2023 and 2024 was generated from North America and Europe. The following table sets forth the disaggregation of revenue by area:

	For the six months ended June 30,		Change
	2023	2024	Amount	%
	(in thousands of US$)
North America	$45,779	$47,503	$1,724	3.8%
Europe	26,251	25,918	(333)	(1.3)%
Others	2,175	3,843	1,668	76.7%
Total	$74,205	$77,264	$3,059	4.1%

Revenue generated from North America increased by 3.8% from US$45.8 million for the first half of 2023 to US$47.5 million for the same period of 2024, which was primarily attributable to our market expansion in the U.S. and increased sales by attracting more local dealers with preferential pricing, our well-developed warehousing, logistics and IT system and our advanced products.

Revenue generated from Europe slightly decreased by 1.3% from US$26.3 million for the first half of 2023 to US$25.9 million for the same period of 2024, as we did not reduce the prices of our products as much as other competitors did while faced with intense price competition, which resulted in customer attrition in Europe.

Revenue generated from others increased by 76.7% from US$2.2 million for the first half of 2023 to US$3.8 million for the same period of 2024, resulting from our market expansion in China and Brazil.

Cost of Revenues

Cost of revenues increased by 14.3% to US$49.0 million for the first half of 2024 from US$42.9 million for the same period of 2023. This increase was mainly attributable to the increase of material costs, ocean freight costs and tariff under unstable political and economic environment.

Gross Profit

Gross profit decreased to US$28.2 million for the first half of 2024 from US$31.3 million for the same period of 2023. Gross margin was 36.5% in the first half of 2024 compared to 42.2% in the same period of 2023, which was primarily due to (i) a decrease of the average sales price to attract more customers; (ii) an increase of sales of household supply products, such as electric appliances and articles for daily use, with relatively low gross margin; and (iii) an increase of ocean freight costs.

Operating Expenses

Total operating expenses increased by 4.4% to US$22.4 million for the first half of 2024 from US$21.4 million for the same period of 2023.

●	Selling expenses in the first half of 2024 increased by 8.0% to US$15.8 million from US$14.6 million in the same period of 2023, which was primarily driven by the increase of freight expenses charged by warehouses of online platforms.

●	General and administrative expenses in the first half of 2024 increased by 11.8% to US$3.7 million from US$3.3 million in the same period of 2023, which was primarily driven by the increase in payroll expenses of increased headcounts and more expected credit losses accrued.

●	Research and development expenses in the first half of 2024 decreased by 16.8% to US$3.0 million from US$3.6 million for the same period of 2023, primarily due to less materials consumed in research projects undertaken in the first half of 2024.

Other Income and Expenses

●	Our other non-operating income increased by 33.7% from US$0.8 million for the first half of 2023 to US$1.0 million for the same period of 2024, which was primarily attributable to more sales of scrap and waste as well as more packing, labeling and other services to offline dealer customers.

●	Fair value loss on derivative instruments was US$1.2 million for the first half of 2024 compared to US$5.5 million for the same period of 2023, primarily due to fluctuations of exchange rate.

●	Interest expenses, net decreased by US$0.6 million from US$0.8 million for the first half of 2023 to US$0.2 million for the same period of 2024, primarily due to a decrease of interest expenses of US$0.4 million because new loan agreements entered into in the first half of 2024 carried a lower interest rate on average compared with those entered into in the same period of 2023, and an increase of interest income of US$0.2 million with increased cash in bank.

Net Income

Net income was US$4.3 million for the first half of 2024, compared to US$4.0 million for the same period of 2023. Net income per share was US$0.08 for the first half of 2024, compared to US$0.09 for the same period of 2023.

Financial Conditions

As of June 30, 2024, the Company had cash and cash equivalents of $53.5 million, compared to $45.1 million as of December 31, 2023. Account receivable, net was $37.4 million as of June 30, 2024, compared to $31.3 million as of December 31, 2023. As of June 30, 2024, the Company had current assets of $129.2 million and current liabilities of $85.0 million, resulting in working capital of $44.2 million, as compared with current assets of $118.6 million, current liabilities of $82.4 million, and working capital of $36.2 million as of December 31, 2023.

Exchange Rate

This announcement contains translations of amounts in Renminbi (“RMB”), Hong Kong Dollar (“HKD”), Great Britain Pounds (“GBP”), Euros (“EUR”) into U.S. dollars (“US$”).

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements, which is derived from company’s own simple exchange rate conversion:

As of
	December 31, 2023	June 30, 2024
Period end RMB: USD exchange rate	US$1=RMB7.0800	US$1=7.1276
Period end EUR: USD exchange rate	US$1=EUR0.9009	US$1=0.9259
Period end GBP: USD exchange rate	US$1=GBP0.7874	US$1=0.7874

For the six months ended
	June 30, 2023	June 30, 2024
Period Average RMB: USD exchange rate	US$1=RMB6.9396	US$1=7.1023
Period Average EUR: USD exchange rate	US$1=EUR0.9245	US$1=0.9223
Period Average GBP: USD exchange rate	US$1=GBP0.8108	US$1=0.7874

Transfer of Mezzanine Equity

On September 30, 2019, the Company issued 10,526,300 ordinary shares to Xinyu High-Tech Investment Co., Ltd. (“Gaoxin” or the “Holder”) in exchange for an RMB100.0 million (approximately US$14.1 million) investment in the Company. The ordinary shares issued to Gaoxin are subject to redemption upon the occurrence of any of the following events (referred to as a “Redemption Event”): (1) the Company fails to successfully complete its initial public offering on either Hong Kong Stock Exchange or Nasdaq Capital Market and New York Stock Exchange before March 31, 2023; (2) its initial public offering price per share is lower than or equal to 1.15 times of the share price paid by Gaoxin; or (3) the shares held by Gaoxin could not trade immediately after completion of the Company’s initial public offering or Gaoxin does not receive the shortest applicable lock-up period for its shares. The date specified in the first Redemption Event was extended for eighteen months to September 30, 2024 through a supplementary agreement entered into between the Company and Gaoxin dated February 18, 2023, without any other modification on the remaining terms. The 10,526,300 ordinary shares were subsequently converted into 10,526,300 Class A ordinary shares of the Company in October 2021.

The Company accounts for these redeemable Class A ordinary shares in accordance with ASC 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to conditional redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control is classified as mezzanine equity.

On January 25, 2024, the Company successfully completed its initial public offering on the Nasdaq Capital Market. As a result, the mezzanine equity was reclassified as equity of the Company.

About Planet Image International Limited

Planet Image is a leading export-oriented manufacturer and seller of compatible toner cartridges based in China, the U.S. and Europe. It primarily develops and manufactures toner cartridges that are compatible with and can be used in a wide range of commonly available models of laser printers from different manufacturers, on a white-label or third-party brand basis or under its self-owned brands. It has a wide international footprint through established sales channels, with products sold to customers in over 48 countries, and sales in the U.S. and Europe representing the majority of its revenue. More information, please visit http://www.yibomk.com/.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, the intent, belief or current expectations of Planet Image and members of its management, as well as the assumptions on which such statements are based. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com

PLANET IMAGE INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of U.S. dollars, except share and per share data)

	As of
	December 31,	June 30,
	2023	2024
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$45,126	$53,455
Restricted cash	19,040	15,908
Accounts receivable, net	31,302	37,442
Inventories, net	17,451	17,405
Prepaid expenses and other current assets	5,670	5,039
Total current assets	118,589	129,249

Non-current assets:
Property, plant and equipment, net	8,509	8,243
Right-of-use assets	1,874	1,240
Deferred tax assets	1,036	329
Other non-current assets	259	198
Total non-current assets	11,678	10,010
TOTAL ASSETS	$130,267	$139,259

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$26,222	$30,305
Accounts payable	22,513	26,746
Bank acceptance notes payable	13,279	14,280
Amounts due to related parties, current	260	207
Accrued expenses and other current liabilities	14,707	9,368
Derivative liabilities	2,259	1,569
Operating lease liabilities – current	1,257	915
Taxes payable	1,872	1,653
Total current liabilities	82,369	85,043

Non-current liabilities:
Operating lease liabilities – non-current	683	335
Total non – current liabilities	683	335
TOTAL LIABILITIES	83,052	$85,378

Commitments and Contingencies

Mezzanine equity
Redeemable ordinary shares (10,526,300 and nil Class A shares issued and outstanding at approximately $1.34 per share as of December 31, 2023 and June 30, 2024, respectively)	14,104	-

Shareholders’ equity
Preferred shares (par value of HK$0.0001 per share; 800,000,000 preferred shares authorized, nil preferred shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	-	-
Class A ordinary shares (par value of HK$0.0001 per share; 2,000,000,000 Class A ordinary shares authorized, 15,789,500 and 27,565,800 Class A ordinary shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	-	1
Class B ordinary shares (par value of HK$0.0001 per share; 1,000,000,000 Class B ordinary shares authorized, 26,315,800 Class B ordinary shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	1	1
Additional paid-in capital	833	17,411
Statutory reserve	3,193	3,193
Retained earnings	26,024	30,321
Accumulated other comprehensive income	3,060	2,954
Total shareholders’ equity	33,111	53,881
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$130,267	$139,259

PLANET IMAGE INTERNATIONAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amount in thousands of U.S. dollars, except share and per share data)

	For the six months ended June 30,
	2023	2024
Net revenues	$74,205	$77,264
Cost of revenues	(42,923)	(49,044)
Gross profit	31,282	28,220

Operating expenses:
Selling expenses	(14,599)	(15,761)
General and administrative expenses	(3,284)	(3,671)
Research and development expenses	(3,565)	(2,966)
Total operating expenses	(21,448)	(22,398)

Income from operations	9,834	5,822

Other income/(expenses):
Other non-operating income, net	754	1,008
Government subsidy	307	149
Fair value loss on derivative instruments	(5,542)	(1,156)
Foreign exchange loss	(481)	(507)
Interest expense, net	(785)	(217)
Total other expenses, net	(5,747)	(723)

Income before income tax expense	4,087	5,099
Income tax expense	(93)	(802)
Net income	3,994	4,297

Other comprehensive income
Foreign currency translation adjustment	670	(106)
Total comprehensive income	$4,664	$4,191

Net income per share
Basic and Diluted	$0.09	$0.08
Weighted average shares
Basic and Diluted	42,105,300	52,263,976